Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

January 27, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc.
Soliciting Material filed pursuant to Rule 14a-12
By Seneca Capital International Master Fund, L.P. et al.
Filed January 24, 2011
File No. 1-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 25, 2011 with respect to the above-referenced soliciting material filed pursuant to Rule 14a-12, filed with the Commission on January 24, 2011.

For your convenience, we have hand delivered to the Staff five copies of this letter, as well as five copies of the press release and Schedule 14D-9, referenced in this letter.

Securities and Exchange Commission    January 27, 2011    Page 2

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Soliciting Material

1.	We note that you have filed revised soliciting material which includes the accounting firm cost study. Please confirm that you will also file on EDGAR a press release with corrective disclosure stating that updated disclosure regarding the Big Four accounting firm study has been filed, that the accounting firm has not consented to being identified by name and that investors should take this into consideration when reviewing the revised materials.

Response: We acknowledge the Staff’s comment. On January 25, 2011, we filed on EDGAR a press release with corrective disclosure stating that updated disclosure regarding the Big Four accounting firm study has been filed, that the accounting firm has not consented to the use of its specific name and that investors should take this into consideration when reviewing the revised materials.

2.	We note that you recommend that shareholders reject the tender offer by Icahn Partners. Please advise us as to why you have not filed and disseminated a Schedule 14D-9. Refer to Rule 14d-9(e).

Response: We acknowledge the Staff’s comment. Upon receiving the Staff’s comment we filed through EDGAR and disseminated a Schedule 14D-9 (the “Schedule 14D-9”). We believe that the information contained in the Schedule 14D-9 with respect to Seneca Capital is substantially similar to the information contained in numerous filings made by Seneca Capital in connection with its pending preliminary consent statement, except that in Item 3 of the Schedule 14D-9 we included disclosure regarding the absence of known conflicts of interest.

Securities and Exchange Commission    January 27, 2011    Page 3

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By: /s/ Douglas A. Hirsch

      Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
adel.aslanifar@lw.com